VIA EDGAR

September 3, 2021

Marquee Raine Acquisition Corp.

65 East 55th Street

24th Floor

New York, NY 10022

(212) 603-5500

Stacey Peikin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Marquee Raine Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 2, 2021

File No. 333-256147

Dear Ms. Peikin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Marquee Raine Acquisition Corp. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-256147) filed by the Registrant on May 14, 2021, as amended by Amendment No. 1 filed on June 24, 2021, Amendment No. 2 filed on July 26, 2021, Amendment No. 3 filed on August 23, 2021 and Amendment No. 4 filed on September 2, 2021 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Eastern time, on September 8, 2021, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1. should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions, please feel free to contact Jaclyn L. Cohen (jackie.cohen@weil.com / telephone: 212.310.8891) of Weil, Gotshal & Manges LLP. In addition, please notify Ms. Cohen when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Marquee Raine Acquisition Corp.

By:	/s/ Crane H. Kenney
Name: Crane H. Kenney
Title: Co-Chief Executive Officer

cc:     Jaclyn L. Cohen

Weil, Gotshal & Manges LLP